12014554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 68205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JB Drax Honore Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum — (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Cohen & Diamond, LLC
(Name - if *individual, state last, first, middle name*)

111 S. Pfingsten Road - Suite 114	Deerfield	Illinois	60015
(Address)	(city)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2012
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Hallenborg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JB Drax Honore Inc, as of December 31 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JB DRAX HONORE INC.

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

December 31, 2011

JB DRAX HONORE INC.
YEAR ENDED DECEMBER 31, 2011

CONTENTS

GCD Advisors
Your Financial Decisions Partner

Grossman, Cohen & Diamond, LLC
Certified Public Accountants
www.gcdadvisors.com
111 S. Pfingsten Road, Suite 114
Deerfield, IL 60015

Report of Independent Auditors

The Board of Directors and Stockholder of
JB Drax Honore Inc.

We have audited the accompanying statement of financial condition of JB Drax Honore Inc. (a Delaware corporation) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JB Drax Honore Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grossman, Cohen & Diamond, LLC

February 16, 2012

JB Drax Honore Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 5,493,511
Receivables	
Commissions, net of $228,181 allowance for doubtful accounts	2,866,577
Clearing Brokers	354,028
Deferred tax asset	70,528
Fixed assets, net of $222,114 accumulated depreciation	242,122
Other asset	20,144
Restricted cash - security deposit	78,356
Total Assets	$ 9,125,266

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,976,262
Income taxes payable	172,736
Due to affiliates	52,509
Total Liabilities	2,201,507
Stockholder's Equity	
Common stock ($.01 par value, 1000 shares authorized, 100 shares issued and outstanding)	1
Additional paid in capital	2,983,849
Retained earnings	3,939,909
	6,923,759
	$ 9,125,266

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Ownership

J.B. Drax Honore Inc. (the "Company") is a wholly owned subsidiary of JB Honore S.A.R.L (the "Parent") of Luxembourg.

The Company is a member of the National Futures Association and is registered with the Commodity Futures Trading Commission as an Introducing Broker. On December 15, 2009, became registered with the Securities and Exchange Commission as a broker dealer and became a member of the Financial Industry Regulatory Authority. The principal operations of the Company are located in New York City. The Company's principal business is to provide execution services to U.S. customers in various U.S. and foreign financial commodities and equities.

Note 2 – Summary of Significant Accounting Policies

a. **Revenue Recognition**
Commission revenues are recorded on a trade date basis.

b. **Management Estimates**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. **Income Taxes**
Income taxes are provided under the provisions of GAAP. Deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the company's assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

d. **Long-Lived Assets**
Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the assets' carrying amount over the fair value of the asset. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

e. **Property and Equipment**
Property and equipment are recorded at cost and depreciated over their estimated useful lives, using straight-line and accelerated methods as indicated in the following tabulation.

	Years
Office equipment	5-7
Leasehold improvements	5

Repairs and maintenance charges that do not increase the useful lives of the assets are charged to operations as incurred.

f. **Receivables**
Receivables are stated at their realizable value and reserves are taken for any amounts judged to be uncollectible.

g. **Allowance for doubtful accounts**
The allowance for doubtful accounts is an amount that management believes will be adequate to absorb possible losses on existing accounts receivable that may become uncollectible based on evaluations of the collectability of accounts receivable and prior credit loss experience. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the existing accounts receivable and related allowance may change in the near term.

Note 3 – Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $45,000 or 6-2/3 percent of "aggregate indebtedness", as these terms are defined. The Company is also subject to the minimum capital requirements pursuant to regulation 1.17 under the Commodity Exchange Act, as amended. At December 31, 2011 the Company's net capital was approximately $4,812,000 which exceeded the minimum net capital requirement of approximately $80,000.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Note 4 – Foreign Currency

The Company's functional and reporting currency is the U. S. Dollar.

Note 5 – Commitments

On November 3, 2006 the Company entered into an operating lease for office space that expires on February 28, 2012. The Company did not receive any rent abatement on this lease.

Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year Ended December 31:	
2011	$97,680
Thereafter	-
	$97,680

Rent expense for the years ended December 31, 2011 amounted to $120,975.

Note 6 – Restricted Cash

Restricted cash –security deposit represents a compensating cash deposit with a financial institution for a standby letter of credit issued as a guarantee in connection with the Company's lease agreement.

Note 7 – Concentration of Customer and Credit Risk

The Company introduces its customer transactions to both related and unrelated execution entities. Pursuant to the terms of the various agreements between the Company and another executing broker, they have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed by the Company's customers, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. Additionally, in the normal course of business, the Company enters into contacts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 8 – Related party transactions

The company is provided management and accounting services by its sole stockholder. For the year ended December 31, 2011 the company was charged $407,967 for these services.

As of December 31, 2011, net amounts due to affiliates amounted to $52,509. It is the Company's intent to repay all intercompany balances each year.

During 2011 the Company began executing trades with an affiliated company under common control. During 2011, the Company generated $33,365 in revenue from trades executed with the affiliate.

As of December 31, 2011, $6,173 included in commissions receivable was due from the affiliate.

Note 9 – Subsequent events

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through the date the financial statements were available for issuance and has determined there were no subsequent events during this period which impacted the financial statements.